[LETTERHEAD]
                  [PAUL WEISS RIFKIND WHARTON & GARRISON LLP]



212-373-3487
212-492-0487
emena@paulweiss.com




                                                       November 22, 2006


U.S. Securities and Exchange Commission
Division of Corporation Finance
Attn:  Ms. Lily Dang
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549-7010

             Re:  Response Submitted in the Matter
                  of Nexen Inc. (File No. 001-06702)
                  ----------------------------------

Dear Ms. Dang:

          On behalf of our client Nexen Inc. ("Nexen") and in response to a comment letter dated October 24, 2006 (the "Comment Letter") from the staff (the "Staff") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "Commission"), Nexen has asked us to submit to you responses to the Comment Letter (the "Responses") relating to its annual report on Form 10-K for the year ended December 31, 2005, attached as ANNEX A hereto.



-------------------------------------------------------------------------------
 IRS CIRCULAR 230 DISCLOSURE: TO ENSURE COMPLIANCE WITH REQUIREMENTS IMPOSED BY THE IRS, WE INFORM YOU THAT ANY U.S. FEDERAL TAX ADVICE CONTAINED IN THIS DOCUMENT IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, FOR THE PURPOSE OF (I) AVOIDING PENALTIES UNDER THE INTERNAL REVENUE CODE OR (II) PROMOTING, MARKETING OR RECOMMENDING TO ANOTHER PARTY ANY TRANSACTION OR MATTER THAT IS CONTAINED IN THIS DOCUMENT.
-------------------------------------------------------------------------------

          The contact information of the responsible representative at Nexen is Mr. Kevin Reinhart, Vice President Corporate Planning & Business Development, 801--7th Avenue S.W., Calgary, Alberta, Canada T2P 3P7, tel: (403) 699-4000. In addition, please note that the submission of the Responses is without prejudice to, and with full reservation of, all privileges, rights and protections that may apply, including the attorney-client privilege and work product doctrine.

          Please indicate your receipt of this letter and direct any questions you or any member of the Staff may have with regard to this letter to the undersigned at (212) 373-3487 or Edwin S. Maynard at (212) 373-3024.

                                            Sincerely,


                                            /s/ Emilio Mena Jr.
                                            ------------------------
                                            Emilio Mena Jr.



Enclosure

VIA FEDERAL EXPRESS
-------------------

cc:    Office of the Freedom of Information and Privacy Act
       Karl Hiller, Branch Chief, U.S. Securities and Exchange Commission Jenifer Gallagher, U.S. Securities and Exchange Commission
       James Murphy, U.S. Securities and Exchange Commission
       Marvin F. Romanow, Nexen Inc.
       Kevin J. Reinhart, Nexen Inc.
       Rick Beingessner, Nexen Inc.
       Edwin S. Maynard, Paul, Weiss, Rifkind, Wharton & Garrison LLP

                                                                        ANNEX A
                                                                        -------


                               COMPANY RESPONSES

                  The headings and numbered responses set out below correspond to the headings and numbered comments in the Comment Letter. References to comments in the Staff's letter dated August 31, 2006 are referred to as `Prior Comment'. The Company's responses to the Staff's comments are as follows:

GENERAL

         1. GIVEN AN AMENDMENT WILL BE REQUIRED, PLEASE MAKE ALL THE REVISIONS YOU AGREED TO MAKE IN FUTURE FILINGS IN THE AMENDED FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005. THIS INCLUDES REVISIONS AS NOTED IN YOUR RESPONSES 1, 7, 8, 10, AND 13 OF YOUR SEPTEMBER 19, 2006 LETTER.

RESPONSE TO COMMENT 1

                  As requested, we propose to include the following revisions in an amendment to our 2005 Form 10-K:

                  RESPONSE TO PRIOR COMMENT 1

                  "Changes in crude oil and natural gas prices can significantly affect our net income and cash generated from operating activities. Consequently, these prices may also affect the carrying value of our oil and gas properties and how much we invest in oil and gas exploration and development. We attempt to reduce these impacts by investing in projects we believe will generate positive returns at low commodity prices. For example, we believe that our major development projects at Buzzard, Long Lake and the Syncrude Stage 3 expansion would generate attractive returns with oil prices in the mid-US$20-per-barrel range."

                  RESPONSE TO PRIOR COMMENTS 7 AND 8

                  See Exhibit 1 attached hereto.

                  RESPONSE TO PRIOR COMMENT 10

                  See response to Comments 4, 5 and 6

                  RESPONSE TO PRIOR COMMENT 13

                  "As described in the Special Note to Canadian Investors in our 2005 Form 10-K, we have been granted an exemption from certain disclosures required by the Canadian Securities Administrators NATIONAL INSTRUMENT 51-101 - STANDARDS OF DISCLOSURE FOR OIL AND GAS ACTIVITIES (NI 51-101). The principle differences between our disclosures and NI 51-101 are outlined in the Special Note; however, the description of the differences in disclosure of proved undeveloped reserves and related future development costs should be amended to read: "the SEC does not prescribe the nature of the information required in connection with proved undeveloped reserves and future development costs whereas NI 51-101 requires certain detailed information regarding proved undeveloped reserves, related development plans and future development costs;""



EXECUTIVE SUMMARY OF 2005 RESULTS, PAGE 31

         2. WE HAVE REVIEWED YOUR RESPONSE TO PRIOR COMMENT SIX, REGARDING THE RESERVE REPLACEMENT METRICS YOU DISCLOSE. WE UNDERSTAND YOU BELIEVE THE BEFORE-ROYALTY FIGURES ARE NECESSARY TO SATISFY YOUR CANADIAN REGULATORY DISCLOSURE REQUIREMENTS; AND ACKNOWLEDGE YOUR MARCH 5, 2004 AGREEMENT TO DISCLOSE BOTH BEFORE-AND AFTER-ROYALTY INFORMATION. WE BELIEVE THAT YOU SHOULD REVISE YOUR DISCLOSURE TO INCLUDE COMPARABLE MEASURES OF RESERVE REPLACEMENT, USING THE AFTER-ROYALTY FIGURES AND ALL RESERVE CHANGES PRESENTED IN YOUR RESERVE RECONCILIATION TABLES, ALONGSIDE ALL DISCLOSURES OF BEFORE-ROYALTY AMOUNTS, AS PREVIOUSLY AGREED. PLEASE REVISE YOUR DOCUMENT ACCORDINGLY.

RESPONSE TO COMMENT 2

                  As requested, we propose to include the following revision in an amendment to our 2005 Form 10-K:

                  "During 2005, we added 82 mmboe of proved oil and gas and Syncrude reserves before royalties (56 mmboe after royalties), with almost all being from extensions and discoveries. These additions replaced the majority of our 2005 production of 90 mmboe (63 mmboe after royalties). Our major development activities, principally at Buzzard and Syncrude, contributed 45 mmboe of the additions (36 mmboe after royalties). Reserves were also added from ongoing exploitation in Yemen, Canada, the Gulf of Mexico and the North Sea. Similar to last year, SEC regulations that require us to recognize bitumen reserves using year-end prices did not allow us to book any proved bitumen reserves for Long Lake because of high natural gas costs and wide light/heavy differentials. We also sold 49 mmboe of proved reserves (41 mmboe after royalties) in Canada during the year."


3. WE HAVE REVIEWED YOUR RESPONSE TO PRIOR COMMENT NINE CONFIRMING THAT YOUR PROVED RESERVES AT DECEMBER 31, 2005 INCREASED FROM 22% IN 2003 TO 42% IN 2005. AS THIS APPEARS TO BE MATERIAL WE BELIEVE YOU SHOULD DISCLOSE IT DIRECTLY IN A RISK FACTOR. THEREFORE, WE REISSUE OUR PRIOR COMMENT NINE.

RESPONSE TO COMMENT 3

                  As requested, we propose to include the following in an amendment to our 2005 Form 10-K:

                  "Increase in Proved Undeveloped Reserves

                  The definition of proved reserves includes proved undeveloped reserves that are expected to be recovered from new wells on certain undrilled acreage or from existing wells where a relatively major expenditure is still required before such wells may begin production. Such reserves may be recognized when plans are in place to make the required investments to convert these undeveloped reserves to producing. Circumstances such as a sustained decline in commodity prices or poorer than expected results from initial activities could cause a change in the plans which could result in a material change in our reserves estimates.

                  During the past 3 years, our total proved undeveloped reserves before royalties have increased from 125 mmboe to 180 mmboe (87 mmboe to 165 mmboe after royalties). As a result, our proved undeveloped reserves have increased from 24% to 38% of our proved reserves excluding Syncrude (22% to 42% after royalties). Proved undeveloped reserves increased in the United Kingdom as a result of our acquisition and ongoing development of the Buzzard Field. In all other areas, they have declined primarily due to the completion of the development of Block 51 in Yemen and the drilling of a portion of the undrilled acreage elsewhere."


OIL AND GAS ACCOUNTING - RESERVES DETERMINATION, PAGE 70

         4. PLEASE INCLUDE THE INFORMATION PROVIDED IN RESPONSE TO PRIOR COMMENT 10, CONCERNING THE SCOPE AND DEFINITIONS FOR EVALUATIONS AND AUDITS CONDUCTED BY THIRD-PARTY PETROLEUM ENGINEERS, IN YOUR REVISED DOCUMENT. PLEASE BE SURE TO CLARIFY YOUR DISCLOSURE INDICATING THAT INDEPENDENT ENGINEERS ASSESSED A CERTAIN PERCENTAGE OF YOUR PROVED OIL AND GAS RESERVES AND TO INDICATE WHO PERFORMED THIS SERVICE. WE BELIEVE REVISION IN THIS AREA IS NECESSARY TO COMPLY WITH THE REQUIREMENTS OF INSTRUCTION 4B OF ITEM 102 IN REGULATION S-K.

         5. WE HAVE REVIEWED THE INFORMATION YOU PROVIDED IN RESPONSE TO PRIOR COMMENT 11, AND NOTE THAT IN THE MCDANIEL EVALUATION A CERTAIN VOLUME OF SYNCRUDE RESERVES WERE INCLUDED AND THAT BOTH MCDANIEL AND NEXEN ARRIVED AT IDENTICAL VOLUMES FOR THESE RESERVES. HOWEVER, THESE VOLUMES DO NOT APPEAR TO BE INCLUDED IN YOUR FILING AS PROVED OIL AND GAS RESERVES. IF YOU REMOVE THE SYNCRUDE FROM THE MCDANIEL EVALUATION, THE DIFFERENCE BETWEEN THAT EVALUATION AND YOURS INCREASES TO NEARLY 15%. WE BELIEVE

                  THAT ANY INDIVIDUAL PROPERTY ESTIMATE GREATER THAN 10% SHOULD BE RECONCILED OR THE LOWER NUMBER REPORTED. WE NOTE MOST OF THE INDIVIDUAL PROPERTY ESTIMATES SHOW DIFFERENCES GREATER THAN 10% WITH SOME AS HIGH AS 64%. PLEASE REVISE YOUR DOCUMENT TO DISCLOSE THE RANGE OF THESE INDIVIDUAL ESTIMATES AND TO INCLUDE AN EXPLANATION OF THE DIFFERENCES.

         6. PLEASE TELL US IF THE SYNCRUDE RESERVES WERE INCLUDED IN THE 80% OF RESERVE VOLUMES ASSESSED BY OUTSIDE EXPERTS. IF SO, PLEASE AMEND YOUR FILING TO DISCLOSE THE PERCENTAGE OF THE PROVED RESERVES THAT THE OUTSIDE EXPERTS ASSESSED, EXCLUDING THE SYNCRUDE QUANTITIES. TELL US WHO IN YOUR ORGANIZATION DECIDES ON THE PROPERTIES THE OUTSIDE EXPERTS ARE ENGAGED TO REVIEW AND THE BASIS FOR THOSE DECISIONS.

RESPONSE TO COMMENTS 4, 5 AND 6

                  We will amend our disclosures to clarify the process we followed and the results thereof.

                  In response to your comments, we note the following:

                      o our Syncrude reserves are included under our internal Reserves Policy requirement to have at least 80% of our total reserves (oil and gas and Syncrude reserves) assessed by independent engineers;

                      o independent assessments are not required and therefore there are no specific guidelines on how properties should be aggregated for purposes of the assessment. Nevertheless, we believe it is important to accurately describe the process we followed and the results thereof. Since the McDaniel opinion applies to the portfolio of properties they assessed as a whole and not on any of the individual properties within the portfolio, we do not believe that it is appropriate for us to exclude the Syncrude reserves when reporting on the results of their assessment. Instead, our proposed revised disclosure makes it clear that McDaniel's prepared one evaluation on a portfolio which included a portion of our Canadian conventional, coal bed methane, Long Lake and Syncrude properties;

                      o there is no requirement for individual property estimates to be within 10% of the independent engineers. Instead, an unqualified opinion is expressed when the estimate for the portfolio of properties assessed is within 10% as a whole. Once again, we believe it is important not to mislead readers of our Form 10-K so our proposed revised disclosure accurately describes the process and reconciliation we followed; and

                      o the decision as to which properties are reviewed is made through collaboration of our Reserves Peer Review Committee and Internal

                           Qualified Reserves Evaluator. The overall percentage of properties to be reviewed by area is reviewed with the Reserves Review Committee of our Board of Directors. As evidenced by the high percentage (96%) of properties independently assessed, all properties except those that are individually immaterial were selected for independent assessment.

                  As a result of your comments and the foregoing explanations, we propose to include the following revisions in an amendment to our 2005 Form 10-K:

                  "Our 2005 Form 10-K describes the process we follow in determining an estimate of our proved reserves. As described therein, our reserves are based on internal estimates. To increase our confidence in our estimates, we have at least 80% of our oil and gas and Syncrude reserves assessed annually by independent qualified reserves consultants. Given that the respective reserve estimates are based on numerous assumptions and interpretations, differences in estimates prepared by us and each independent reserves consultant are resolved when the aggregate of the differences for the portfolio of properties assessed are greater than 10%. Estimates of individual properties within the portfolio may differ by greater than 10%.

                  In 2005, we had 96% of our oil and gas and Syncrude reserves before royalties (96% after royalties) at December 31, 2005 assessed by independent engineers. DeGolyer and MacNaughton performed evaluations of our proved reserves for each of the Masila Block (Yemen), Block 51 (Yemen) and our United Kingdom properties. McDaniel & Associates Consultants Ltd. prepared an evaluation of a portion of our Canadian conventional, coal bed methane, Long Lake and Syncrude properties. An evaluation is a process whereby a qualified reserves evaluator estimates the remaining quantities of oil and gas reserves by assessing and interpreting all available data on a reservoir. Ryder Scott Company audited a portion of our U.S. Gulf of Mexico Shelf properties and William M. Cobb & Associates, Inc. audited our U.S. Gulf of Mexico deep water properties. An audit is a process whereby an independent qualified reserves auditor reviews our estimates, supporting work papers and other data as they feel is necessary to prepare their estimate of the remaining quantities of oil and gas reserves."

                  We note that once we address all of your comments on the proposed disclosures, we will provide the relevant disclosures to the independent engineers in order to obtain their consent to name them in the filing.

SPECIAL NOTE TO CANADIAN INVESTORS, PAGE 80

         7. WE NOTE THAT YOU HAVE NOT COMPLIED WITH PRIOR COMMENT 12, REGARDING THE ABSENCE OF DISCLOSURE ADDRESSING THE SIGNIFICANCE OF YOUR UNDEVELOPED RESERVES. WE CONTINUE TO BELIEVE SEPARATE DISCLOSURE SETTING FORTH THE UNDEVELOPED RESERVE QUANTITIES, ON AN EQUIVALENT AND PERCENT BASIS, ALONG WITH DETAILS ABOUT YOUR PLANS TO DEVELOP THE PROPERTIES WOULD BE APPROPRIATE UNDER INSTRUCTIONS 1 AND 3 TO ITEM 102 OF REGULATION S-K.

RESPONSE TO COMMENT 7

                  As requested, we propose to include the following in an amendment to our 2005 Form 10-K:

                  "The following table provides a summary of our proved undeveloped reserves (PUDs) at December 31, 2005:


                                      BEFORE ROYALTIES         AFTER ROYALTIES
                                    -------------------     -------------------
                                           Total  % of            Total   % of
                  (mmboe)           PUDs  Proved  Total     PUDs  Proved  Total
                                    ----  ------  -----     ----  ------  -----
                  United Kingdom     128    145     88       128     145   88
                  Yemen               23    105     22        13      59   22
                  United States       15     90     17        13      77   17
                  Canada              13    117     11        11     101   11
                  Other                1     11      5         -      11    5
                                     ---    ---    ---       ---     ---  ---
                                     180    468     38       165     393   42


                  In the United Kingdom, the PUDs relate almost entirely to our Buzzard Field. We are in the process of drilling and completing the initial development wells. Construction and installation of the facilities is complete and commissioning work is underway. The field is expected to be on-stream before the end of the year. This activity is expected to result in about 75% of the PUDs being converted to producing upon start-up of the facility. The remaining PUDs are expected to be converted to producing over the next 4 years as we drill the remaining development wells based on available facility capacity.

                  In Yemen, the PUDs are split relatively equally between our Masila and East Al Hajr Blocks. These reserves relate entirely to infill drilling which we plan to carry-out during 2006 and 2007.

                  In the United States, the PUDS are split equally between our Shelf and deep-water activities. The majority of these reserves relate to infill drilling programs on 11 properties. These programs are either taking place during 2006 or are planned for 2007. In addition, a portion of the PUDs relate to our deep-water Wrigley subsea tie-back development which is currently underway.

                  In Canada, the majority of the PUDs relate to infill drilling, recompletions or facilities enhancements on our various heavy oil and natural gas fields. The majority of these PUDs are expected to be converted to producing reserves in 2006 and 2007. A small portion of the PUDs relate to our Coal Bed Methane properties which are expected to be converted to producing from infill drilling and field development planned for 2006 and 2007.

                  In total, we expect to convert about 85% of these PUDs to producing over the next 3 years. At the same time, we expect our ongoing exploration and development activities to continue to add new PUDs."


         8. WE HAVE REVIEWED YOUR RESPONSE TO PRIOR COMMENT 14, REGARDING YOUR DISCLOSURE OF SYNTHETIC RESERVES BEFORE ROYALTIES. WE UNDERSTAND THAT YOU BELIEVE THE INCLUSION OF THIS INFORMATION IN YOUR FILING IS NECESSARY TO COMPLY WITH CANADA LAW, UNDER THE EXEMPTION YOU HAVE OBTAINED FROM CERTAIN PROVISIONS IN NI 51-101. HOWEVER, IT IS NOT CLEAR THAT YOUR REQUIREMENT TO DISCLOSE DIFFERENCES BETWEEN THE STANDARDS APPLIED EXTENDS TO THE NUMERICAL RESERVES ESTIMATES. WE REISSUE PRIOR COMMENT 14.

RESPONSE TO COMMENT 8

                  We believe quantification of the difference is important as it is consistent with the Canadian Securities Administrators' intent when granting such exemptions and it is an important disclosure for our Canadian readers. In particular, we refer you to Subsection 8.4(b)(i)(C) of Companion Policy 51-101CP - To NI 51-101CP Standards of Disclosure for Oil and Gas Activities which states:

                      "An exemption contemplated in this section 8.4 would likely be conditional on the reporting issuer furnishing and adhering to the undertakings substantially as follows:

                      (i) Disclosure of exemption and effect - an undertaking to include, reasonably proximate to all written disclosures that the reporting issuer makes in reliance on this exemption, a statement...

                            (C)   to the effect that the information
                                  disclosed may differ from corresponding
                                  information prepared in accordance with NI
                                  51-101 standards (if that is the case), and EXPLAINS THE DIFFERENCE (if any); [emphasis added]"

                  Since the difference is readily available (and has been subjected to our full internal reserves estimation process), we believe it is appropriate disclosure to include in the Special Note to Canadian Investors which is directed at Canadian investors. Further, we believe this will be even more relevant if and when we recognize proved bitumen reserves under SEC regulations which will be larger in quantity than the related synthetic quantities that we will be selling.

                  In light of the foregoing, we respectfully request that we be permitted to continue to disclose the proved synthetic reserves as determined under NI 51-101 in this special section of our future Form 10-K. Concurrently, we undertake to restrict our disclosure of the synthetic reserves to this section of our future Form 10-K filings to avoid any possibility that a reader might otherwise think these are proved reserves under SEC regulations.



FINANCIAL STATEMENTS

NOTE 21 - DIFFERENCE BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, PAGE 119

NOTE TO THE CONSOLIDATED U.S GAAP FINANCIAL STATEMENTS, PAGE 121

         9. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 15 PER LETTER DATED AUGUST 31, 2006 AND YOUR PROPOSED REVISED DISCLOSURE PER LETTER DATED OCTOBER 10, 2006. PLEASE INCLUDE YOUR REVISED DISCLOSURE IN AN AMENDMENT TO THE FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2005, FURTHER REVISED TO CLARIFY THAT YOUR ADJUSTMENT TO RETAINED EARNINGS UNDER U.S. GAAP RELATES TO STOCK OPTIONS GRANTED PRIOR TO YOUR ADOPTION OF SFAS 123 IN 2003.

RESPONSE TO COMMENT 9

                  As requested, we propose to include the following in an amendment to our 2005 Form 10-K:

                  "As described in Note 12(c), our existing stock option plan was modified to a tandem option plan in 2004 to include a cash feature. Prior to the modification of our stock option plan, we accounted for stock options using the fair-value method. Following the addition of the cash feature, we account for stock options using the intrinsic-value method.

                  As a result of the plan modification, we recognized an obligation of $85 million for our tandem options under both Canadian and US GAAP. This resulted in a one-time, non-cash expense to net income for Canadian GAAP purposes of $54 million, net of tax, in the second quarter of 2004. For US GAAP purposes, $36 million of this expense was recognized as a reduction of US GAAP retained earnings and $18 million was recognized as an expense to our second quarter 2004 US GAAP net income. The reduction of US GAAP retained earnings was made in respect of stock options granted prior to the adoption of FAS 123 on January 1, 2003."

                                                                      Exhibit 1

                              Revised Risk Factors

RISK FACTORS

Our operations are exposed to various risks, some of which are common to others in our industry and some of which are unique to our operations.

COMPETITION

The oil and gas industry is highly competitive, particularly in the following areas:

o searching for and developing new sources of crude oil and natural gas reserves;
o constructing and operating crude oil and natural gas pipelines and facilities; and
o transporting and marketing crude oil, natural gas and other petroleum products.

Our competitors include major integrated oil and gas companies and numerous other independent oil and gas companies. The petroleum industry also competes with other industries in supplying energy, fuel and related products to customers. The pulp and paper chemicals market is also highly competitive. Key success factors are price, product quality, and logistics and reliability of supply.

Competitive forces may result in shortages of prospects to drill, services to carry out exploration, development or operating activities, and infrastructure to produce and transport production. It may also result in an oversupply of crude oil and natural gas. Each of these factors could have a negative impact on costs and prices and, therefore, our financial results.

OPERATIONAL RISKS

Acquiring, developing and exploring for oil and natural gas involves many risks. These include:

o   encountering unexpected formations or pressures;
o   premature declines of reservoirs;
o   blow-outs, well bore collapse, equipment failures and other accidents;
o   craterings and sour gas releases;
o   uncontrollable flows of oil, natural gas or well fluids; and
o   environmental risks.

We operate two facilities that are located in close proximity to populated areas, and each processes materials of potential harm to the local populations. At Balzac, just north of Calgary, we operate a gas plant that has been producing sour gas for over 40 years. In North Vancouver, we operate, indirectly through ownership in Canexus Limited Partnership, a chlor-alkali plant that has been producing chlorine for almost 50 years.

We may not be fully insured against all of these risks. Losses resulting from the occurrence of these risks may have a material adverse impact on our financial results.

OFFSHORE OPERATIONS

Offshore operations are subject to a variety of operating risks peculiar to the marine environment, such as damage or loss from hurricanes or other adverse weather conditions. These conditions can cause substantial damage to facilities and interrupt production.

Our operations in the Gulf of Mexico have been suspended, from time to time, due to hurricanes or tropical storms. In the last five years, we have had a few instances where production was suspended for an extended period of time and damage to facilities was incurred. In late August 2005, we shut-in all of our production in the Gulf of Mexico, consisting of approximately 50,000 boe/d before royalties, and ceased drilling operations in anticipation of Hurricane Katrina. Production was restored in early September for most of our fields. On September 20, 2005, we again shut-in all of our production and ceased drilling operations in anticipation of Hurricane Rita. While we incurred minimal damage to most of our facilities, extensive damage was incurred to the third party infrastructure necessary to accommodate our production. As a result, our annualized production was reduced approximately 6,000 boe/d. These storms also resulted in damage to rigs under contract with us, which increased our costs and delayed our drilling schedule. In 2002, our facilities at Eugene Island 295 were damaged during Hurricane Lili. Production from this field was suspended for about four months while temporary production facilities were put in place. During this period, production volumes were reduced by approximately 2,500 boe/d. Production was restored at a reduced rate through temporary facilities for approximately six months while installation of new permanent facilities was completed. It is estimated that volumes were reduced by approximately 1,800 boe/d during this period. In each of these instances, there was no significant financial impact after business interruption and property insurance claims.

Our exploration and development capital programs in our offshore operations are exposed to risk of delay or additional costs by limited access to drilling rigs. Recent industry pressure in the Gulf of Mexico following storm damage sustained in the 2005 hurricane season has reduced the availability of drilling rigs. Our profitabilityand success at finding replacement reserves may be reduced by extended delays or higher costs of obtaining drilling rigs.

UNCERTAINTY OF RESERVES ESTIMATES

Our future crude oil and natural gas reserves and production, and therefore our operating cash flows and results of operations, are highly dependent upon our success in exploiting our current reserve base and acquiring or discovering additional reserves. Without reserve additions through exploration, acquisition or development activities, our reserves and production will decline over time as reserves are produced. The business of exploring for, developing or acquiring reserves is capital intensive. To the extent cash flows from operations are insufficient and external sources of capital become limited or unavailable, our ability to make the necessary capital investments to maintain and expand our oil and natural gas reserves will be impaired.

Over the past three years, we experienced net negative revisions of 337 million boe to our proved reserves (including Syncrude and before royalties). This includes 258 million boe of economic revisions related to changes in year-end prices and costs, of which 246 million boe relates to the write-off of the reserves at our Long Lake oil sands project as a result of low bitumen prices. The remaining negative revisions of 79 million boe, representing about 10% of worldwide proved reserves, relate to technical revisions primarily on our producing properties. In Canada, the majority of the negative revisions of 56 million boe occurred in 2003 as a result of an ongoing assessment of the future production profiles of our properties and a reduction of proved undeveloped reserves based on drilling results and updated geologic mapping. In Yemen, the negative revisions of 30 million boe occurred largely in 2003 and 2004 and resulted primarily from lower-than-expected production performance, drilling results and updated geological mapping. In the United States, negative revisions of 21 million boe occurred largely in 2004 and 2005 and resulted primarily from lower-than-expected production performance at our deep water Aspen property and at various properties on the Shelf. These negative revisions were somewhat offset by a positive revision of 17 million boe in our Buzzard field due to updated geologic mapping.

About two-thirds of the 79 million boe of net negative revisions were recognized as proved reserves based on projected future production performance of producing properties. These projections considered historical performance and expected future changes in production using all available engineering and geologic data. However, subsequent production performance did not meet our projections due to such factors as sand production, steeper than expected declines due to higher water cuts and the unexpected loss of well productivity. The remainder of the reserves were recognized as proved undeveloped reserves based on production performance, well control and geologic mapping using seismic and other data. Lower than expected production, greater sweep efficiencies, and unsuccessful drilling caused us to revise our proved reserves estimates downward.

Under SEC rules, we must recognize our oil sands as bitumen reserves rather than the upgraded premium synthetic crude oil that we expect to produce from Long Lake. As a result, we expect price-related revisions, both positive and negative, to occur in the future as the economic producibility of our bitumen and heavy oil reserves are sensitive to year-end prices. In particular, since we recognize our oil sands as bitumen reserves and they are related to one project, all or none of the reserves will likely be considered economic depending on the year-end prices for bitumen, diluent and natural gas, even though the Long Lake project has virtually no exposure to these factors.

HEAVY OIL OPERATIONS

Heavy oil is characterized by high specific gravity or weight and high viscosity or resistance to flow. Because of these features, heavy oil is more difficult and expensive to extract, transport and refine than other types of oil. Heavy oil also yields a lower price relative to light oil and gas, as a smaller percentage of high-value petroleum products can be refined from heavy oil. As a result, our heavy oil operations are exposed to the following risks:

o   additional costs may be incurred to purchase diluent to transport heavy oil;
o there could be a shortfall in the supply of diluent which may cause its price to increase; and
o the market for heavy oil is more limited than for light oil making it more susceptible to supply and demand fundamentals which may cause the price to decline.

Any one or combination of these factors could cause some of our heavy oil properties to become uneconomic to produce and/or result in negative reserve revisions.

Additional risk factors relating to our Long Lake oil sands project are provided under "Risk Factors Relating to Long Lake".

RISK FACTORS RELATING TO LONG LAKE

Our Long Lake project is planned as a fully integrated production, upgrading and co-generation facility. We intend to use Steam Assisted Gravity Drainage
(SAGD) technology to recover bitumen from oil sands. As designed, the bitumen will be partially upgraded using conventional distillation, de-asphalting and thermal cracking (the proprietary OrCrude(TM) process), followed by conventional hydrocracking to produce a sweet, premium synthetic crude oil. All the individual components of the technology used in the process are currently used in commercial applications around the world. The OrCrude(TM) process also yields liquid asphaltines that will be gasified into a syngas. This syngas will be used as a fuel source for the SAGD process, a source of hydrogen for use in the upgrading process, and to generate electricity through a co-generation facility.

We have a 50% working interest in this project, and our share of the capital costs is estimated to be $2.3 billion ($4.6 billion gross). Given the initial investment and operating costs to produce and upgrade bitumen, the payout period for the project is longer and the economic return is lower than a conventional light oil project with an equal volume of reserves.

Risks associated with our Long Lake oil sands project include the following:

STATUS OF THE LONG LAKE PROJECT

The Long Lake project is currently in the construction stage. There is a risk that actual costs to construct and develop may be higher than expected or that the project may not be completed on time or at all due to many factors, including:

o construction performance falling below expected levels of output or efficiency;
o   labour disputes, disruptions or declines in productivity;

o   increases in materials or labour costs;
o   inability to attract sufficient numbers of qualified workers;
o   design errors;
o   contractor or operator errors;
o   non-performance by third-party contractors;
o   changes in project scope;
o   delays in obtaining, or conditions imposed by, regulatory approvals;
o   breakdown or failure of equipment or processes;
o   violation of permit requirements;
o   catastrophic events such as fires, earthquakes, storms or explosions;
    and
o   disruption in the supply of energy.

Actual costs to construct and develop the project will vary from our estimates, and such variances may be significant. In the formative stage of the project, our capital cost estimate was approximately $2.3 billion (gross). After completing further project definition, engineering and reviewing pilot results, we changed the scope of the project to include co-generation facilities, planned for certain redundancies within the upgrader, and applied more conservative estimates to labour productivity. As a result, the capital cost estimate at the time of our Board's sanctioning the project in February 2004 was $3.4 billion (gross). In December 2004, we accelerated the drilling of an additional well pad consisting of 13 well-pairs to ensure certainty and reliability of bitumen production at the commencement of upgrader operations at a cost of $98 million (gross). In early 2006, we further modified the project design by adding steam generation capacity and soot handling equipment at a cost of $360 million (gross). High activity in the oil sands region is placing ongoing pressure on the costs of labour and services. In addition, labour productivity has been lower than anticipated, requiring a larger workforce to maintain progress. After a review of all trends, the projected cost of Long Lake has been increased to $4.6 billion (gross).

SAGD BITUMEN RECOVERY PROCESS

SAGD has been used in Western Canada to increase recoveries from conventional heavy oil reservoirs for over a decade. However, application of SAGD to the in-situ recovery of bitumen from oil sands is relatively new. Some of the SAGD oil sands applications to date have been pilot projects, however there are several commercial SAGD projects in steady stage operation.

Our estimates for performance and recoverable volumes for the Long Lake project are based primarily on our three well-pair SAGD pilot and industry performance from SAGD operations in like reservoirs in the McMurray formation in the Athabasca oil sands. Using this data, our assumptions included average well-pair productivity of 900 bbls/d of bitumen and a steam-to-oil ratio of
2.5. There can be no assurance that our SAGD operation will produce bitumen at the expected levels or steam-to-oil ratio. If the assumed production rates or steam-to-oil ratio are not achieved, we might have to drill additional wells to maintain optimal production levels, construct additional steam generating capacity and/or purchase natural gas for additional steam generation. These could have a significant adverse impact on the future activities and economic return of the Long Lake project.

BITUMEN UPGRADING PROCESS

The proprietary OrCrude(TM) process we are using to upgrade raw bitumen to synthetic crude will be the first commercial application of the process although we have operated it in a 500 bbls/d demonstration plant. There can be no assurance that the commercial upgrader being constructed at Long Lake will achieve the same or similar results as the demonstration plant or the results which are forecast. If we are unable to upgrade the bitumen for any reason we may decide to sell it as bitumen without upgrading it, which would expose us to the following risks:

o   the market for bitumen is limited;
o additional costs would be incurred to purchase diluent for blending and transporting bitumen;
o there could be a shortfall in the supply of diluent which may cause its price to increase;
o the market price for bitumen is relatively low reflecting its quality differential; and
o additional costs would be incurred to purchase natural gas for use in generating steam for the SAGD process since we would not be producing syngas from the upgrading process.

These factors could have a significant adverse impact on the future activities and economic returns of the Long Lake project.

If any of these factors arise, our operating costs would increase and our revenues would decrease from those we have assumed. This would cause a material decrease in expected earnings from the project and the project may not be profitable under these conditions.

DEPENDENCE ON OPTI CANADA

We are undertaking the Long Lake project jointly with OPTI Canada (OPTI) pursuant to a joint venture agreement governing the construction, ownership and joint operation of the project. The agreement provides for the creation of a management committee that is responsible for the supervision and direction of the management and operation of the project, the supervision and control of the operators and all other matters relating to the development of the project. If our interest in any element of the project falls below 25%, OPTI may be able to make decisions respecting that element without our input, which may adversely affect our operations.

DEPENDENCE UPON PROPRIETARY TECHNOLOGY

The success of the project and our investment depends to a significant extent on the proprietary technology of OPTI and proprietary technology of third parties that has been, or is required to be, licensed by OPTI. OPTI currently relies on intellectual property rights and other contractual or proprietary rights, including (without limitation) copyright, trademark laws, trade secrets, confidentiality procedures, contractual provisions, licenses and patents, to secure the rights to utilize its proprietary technology and the proprietary technology of third parties. OPTI may have to engage in litigation in order to protect the validity of its patents or other intellectual property rights, or to determine the validity or scope of the patents or proprietary rights of third parties. This kind of litigation can be time-consuming and expensive, regardless of whether or not OPTI is successful. The process of seeking patent protection can itself be long and expensive, and there can be no assurance that any currently pending or future patent applications of OPTI or such third parties will actually result in issued patents, or that, even if patents are issued, they will be of sufficient scope or strength to provide meaningful protection or any commercial advantage to OPTI. Furthermore, others may develop technologies that are similar or superior to the technology of OPTI or such third parties or design around the patents owned by OPTI and/or such third parties. There is also a risk that OPTI may not be able to enter into licensing arrangements with third parties for the additional technologies required for the possible further expansion of the Long Lake upgrader.

OPERATIONAL HAZARDS

The operation of the project will be subject to the customary hazards of recovering, transporting and processing hydrocarbons, such as fires, explosions, gaseous leaks, migration of harmful substances, blowouts and oil spills. A casualty occurrence might result in the loss of equipment or life, as well as injury or property damage. We may not carry insurance with respect to all potential casualty occurrences and disruptions. It cannot be assured that our insurance will be sufficient to cover any such casualty occurrences or disruptions. The project could be interrupted by natural disasters or other events beyond our control. Losses and liabilities arising from uninsured or under-insured events could have a material adverse effect on the project and on our business, financial condition and results of operations.

Recovering bitumen from oil sands and upgrading the recovered bitumen into synthetic crude oil and other products involve particular risks and uncertainties. The project is susceptible to loss of production, slowdowns or restrictions on its ability to produce higher value products due to the interdependence of its component systems. Severe climatic conditions can cause reduced production and in some situations result in higher costs. SAGD bitumen recovery facilities and development and expansion of production can entail significant capital outlays. The costs associated with synthetic crude oil Production are largely fixed and, as a result, operating costs per unit are largely dependent on levels of production.

The Long Lake SAGD operation and upgrader will process large volumes of hydrocarbons at high pressure and temperatures and will handle large volumes of high-pressure steam. Equipment failures could result in damage to the project's facilities and liability to third parties against which we may not be able to fully insure or may elect not to insure because of high premium costs or for other reasons.

Certain components of the Long Lake project will produce sour gas, which is gas containing hydrogen sulphide. Sour gas is a colourless, corrosive gas that is toxic at relatively low levels to plants and animals, including humans. The project will include integrated facilities for handling and treating the sour gas, including the use of gas sweetening units, sulphur recovery systems and emergency flaring systems. Failures or leaks from these systems or other exposure to sour gas produced as part of the project could result in damage to other equipment, liability to third parties, adverse effect to humans, animals and the environment, or the shut down of operations.

The Long Lake project will produce carbon dioxide emissions. Carbon dioxide is a greenhouse gas that will be regulated by the Kyoto Protocol. Canada's commitments under the Kyoto Protocol are expected to come into effect in 2008. Risk factors relating to climate change initiatives are provided under "Climate Change".

ABORIGINAL CLAIMS

Aboriginal peoples have claimed aboriginal title and rights to a substantial portion of Western Canada. Certain aboriginal peoples have filed a claim against the Government of Canada, the Province of Alberta, certain governmental entities and the regional municipality of Wood Buffalo (which includes the city of Fort McMurray, Alberta) claiming, among other things, aboriginal title to large areas of lands surrounding Fort McMurray, including the lands on which the project and most of the other oil sands operations in Alberta are located. Such claims, if successful, could have a significant adverse effect on the project and on us.

COMPETITION

The Canadian and international petroleum industry is highly competitive in all aspects, including the exploration for, and the development of, new sources of supply, the acquisition of oil interests and the distribution and marketing of petroleum products. The Long Lake project competes with other producers of synthetic crude oil blends and other producers of conventional crude oil. Some of the conventional producers have lower operating costs than the project is anticipated to have. The petroleum industry also competes with other industries in supplying energy, fuel and related products to consumers.

A number of companies other than OPTI and us have announced plans to enter the oil sands business and begin production of synthetic crude oil, or expand existing operations. Expansion of existing operations and development of new projects could materially increase the supply of synthetic crude oil and other competing crude oil products in the marketplace. Depending on the levels of future demand, increased supplies could have a negative impact on prices.

CONCENTRATION OF PRODUCING ASSETS

A portion of our production is generated from highly productive individual wells or central production facilities. Examples include:

o central processing facilities, oil pipelines, and export terminal at our two Yemen operations;
o   Gunnison SPAR production platform in the Gulf of Mexico;
o highly productive Aspen wells tied-in to a third-party processing facility in the Gulf of Mexico; and
o   Scott production platform in the North Sea.

As significant production is generated from each of these assets, any single event causing an interruption to these operations could result in the loss of production. Our insurance for physical damage and business interruption does not provide for losses arising from equipment failures.

COAL BED METHANE

Coal bed methane (CBM) is commonly referred to as an unconventional form of natural gas because it is primarily stored through adsorption by the coal itself rather than in the pore space of the rock like most conventional gas. The gas is released in response to a drop in pressure in the coal. If the coal is water saturated, water generally needs to be extracted to reduce the pressure and allow gas production to occur. CBM wells typically have lower producing rates and reserves per well than conventional gas wells, although this varies by area. Regulatory approval is required to drill more than one well per section. As a result, the timing of drilling programs and land development can be uncertain.

The Mannville coals in the Fort Assiniboine region of Alberta are deeper than other producing CBM projects and are water saturated. A significant period of time may be required to sufficiently dewater the coals to determine if commercial production is feasible. As a result, we may have to invest significant capital in CBM assets before they achieve commercial rates of production. The wells may never achieve commercial rates of production as there are no commercially proven Mannville CBM projects in operation.

CBM projects in some areas of the United States have had negative public reaction due to certain water disposal practices. In Canada, as in the United States, water disposal practices are regulated to ensure public safety and water conservation. Nevertheless, negative public perception around CBM production could impede our access to the resource.

COMMITMENTS TO PROJECTS UNDER DEVELOPMENT

We  have  significant   commitments  in  connection  with  various  development
activities currently underway.

Final hookups and commissioning with respect to the Buzzard platform in the North Sea are nearing completion, and we expect production start-up prior to the end of the year. We are exposed to the possibility of delays in the commencement of commercial production, which may be due to many factors, including:

o   commissioning delays;
o   contractor or operator errors;
o   breakdown or failure of equipment or processes;
o   quality of oil and gas produced;
o   violation of permit requirements; and
o   catastrophic events such as fires, storms or explosions.

At Long Lake, all SAGD wells have been drilled and completed, SAGD module fabrication is complete, all modules are on site and construction is approximately 90% complete. With respect to the Long Lake upgrader, module fabrication is largely complete and over 90% of the modules are on site. Construction of the upgrader is approximately 60% complete and start-up remains scheduled for the second half of 2007. At Long Lake, we are exposed to the possibility of cost overruns and/or delays in the commencement of commercial production, which may be significant. Specific risk factors relating to our Long Lake oil sands project are provided under the heading "Risk Factors Relating to Long Lake".


POLITICAL RISK

We operate in numerous countries, some of which may be considered politically and economically unstable. Our operations and related assets are subject to the risks of actions by governmental authorities, insurgent groups or terrorists. For instance, on September 15, 2006 our oil export terminal in Yemen was assaulted by two explosive laden vehicles. One worker was killed and two others received minor injuries. None of the attackers survived. The ability of the terminal to receive and export oil was not affected and operations are continuing as normal. There can be no assurance that we will be successful in protecting ourselves against these risks and the related financial consequences.

In particular, our operations in Yemen expose us to potential material adverse financial consequences. In 2005, Yemen accounted for $536 million or 46% of our net income and this is expected to decline somewhat in 2006 as production declines on Masila are partially offset by production from completion of development activities on Block 51.


ENVIRONMENTAL RISK

Environmental risks inherent in the oil and gas and chemicals industries are becoming increasingly sensitive as related laws and regulations become more stringent worldwide. Many of these laws and regulations require us to remove or remedy the effect of our activities on the environment at present and former operating sites, including dismantling production facilities and remediating damage caused by the disposal or release of specified substances.



CLIMATE CHANGE

The Kyoto Protocol came into force on February 16, 2005. Canada ratified the Kyoto Protocol in December 2002. In 1997, Canada committed to an emission reduction of 6% below 1990 levels during the first commitment period (2008 to 2012).

Since that time the Canadian federal government and various provincial governments have grappled with the issue of climate change and a number of proposals have come and gone. Most recently, Bill C-30 (Canada's Clean Air Act) was introduced to Parliament for first reading. This Bill contains proposals to deal with criteria air contaminants (CAC's) and greenhouse gases (GHG's) and outlines proposed changes to the Canadian Environmental Protection Act 1999, the Energy Efficiency Act and the Motor Vehicle Fuel Conservation Standards Act. The proposals seek to apply intensity-based targets for GHG's and absolute caps on CAC's in the period up to 2020-2025 ultimately leading to absolute caps on GHG's. It is unclear if and when Bill C-30 will become law.

Any required reductions in the GHG's emitted from our operations could result in increases in our capital or operating expenses, or reduced operating rates, especially those related to the Long Lake project, which could have an adverse effect on our results of operations and financial condition.